Exhibit 8.1

Subsidiaries of GDEV Inc.

Legal Name of Subsidiary	Jurisdiction of Organization
Cubic Games Limited	Cyprus
Flow Research S.L.	Spain
Kadexo Limited	Cyprus
Light Map Limited	Cyprus
Nexters Finance Ltd	Cyprus
Nexters Global Limited	Cyprus
Nexters Studio Armenia LLC	Armenia
Nexters Studio Kazakhstan Ltd	Kazakhstan
Nexters Midasian FZ-LLC	RAKEZ
Nexters Studio Portugal, UNIPESSOAL LDA	Portugal
NHW Limited	Cyprus
SGBOOST Limited	Cyprus